

March 5, 2015

Via E-mail
Cliff Blake
Chief Executive Officer
First Rate Staffing Corporation
2775 West Thomas Road, Suite 107
Phoenix, AZ 85018

> **Re:** **First Rate Staffing Corporation**
> **Amendment No. 9 to Form S-1**
> **Filed February 9, 2015**
> **File No. 333-184910**

Dear Mr. Blake:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Age of Financial Statements

1. Please update the financial statements and other financial information in the filing to include the fiscal year ended December 31, 2014. Please refer to the guidance in Rule 8-08 of Regulation S-X.

First Rate Staffing Corporation

Condensed Consolidated Financial Statements as of September 30, 2014

Revenue Recognition, page 66

2.   Please revise to disclose if you consider the combined company, including Loyalty Staffing Services, to be a: temporary staffing services company; Professional Employer Organization; placement agency, or a combination thereof.

3.   We note in your disclosure of pricing at page 33 that in some arrangements you charge a marked-up rate that includes compensation, all taxes, unemployment charges and workers' compensation costs. Tell us if you recognize revenue on a gross basis and, if so, how you applied the literature in determining the appropriate accounting method.

Note 6. Acquisition, page 68

4.   Please revise this note to provide all of the disclosures required by ASC 805-10-50-2(h) including:
   - the amounts of revenue and earnings of Loyalty Staffing Services since the acquisition date included in the consolidated income statement for the reporting period;
   - the revenue and earnings of the combined entity as though the business combination had occurred as of the beginning of the comparable prior annual reporting period (supplemental pro forma information); and
   - the nature and amount of any material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings.

5.   You indicate that the purchase price allocation is preliminary as of September 30, 2014. In this regard, please disclose:
   - the reasons why the initial accounting is incomplete;
   - the assets, liabilities, equity interests, or items of consideration for which the initial accounting is incomplete; and
   - the nature and amount of any measurement period adjustments recognized during the reporting period in accordance with paragraph ASC 805-10-25-17.

6.   For acquired receivables, please revise to provide the disclosures required by ASC 805-20-50-1(b).

7.   We refer to preliminary purchase price allocation as presented on page 68 in which you have identified only intangible assets and accounts payable. We note; however, from the pro forma balance sheet presented on page 49 that Loyalty Staffing reported other types of assets prior to the acquisition including cash, accounts receivable and other assets. Please tell us why your preliminary purchase price allocation presented in this note

appears to be inconsistent with the pro forma financial information on page 49 and revise, if applicable, to disclose the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed in accordance with ASC 805-20-50-1(c).

You may contact Christine Adams, Senior Staff Accountant at (202) 551-3363 or Terry French, Accountant Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor at (202) 551-3415 or Kathleen Krebs, Special Counsel at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Tony Patel, Esq.